Exhibit 99.3

November 19, 2018

Bezeq - The Israel Telecommunication Corp. Ltd.

Quarterly report for period ended
September 30, 2018

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Directors’ Report on the State of the Company’s Affairs for the period ended September 30, 2018

Interim Financial Statements as at September 30, 2018

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended September 30, 2018

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Update to Chapter A (Description of Company Operations) 1

to the Periodic Report for 2017 (“Periodic Report”)

of Bezeq - The Israel Telecommunication Corporation Ltd. (“the Company”)

1.	General development of the Group’s business

Section 1.1 - Group activities and business development

Section 1.1.1 - General, and Section 1.1.2 - Control of the Company - Eurocom Communications

On proceedings relating to the liquidation of Eurocom Communications - on April 22, 2018, an order of liquidation was issued for Eurocom Communications (which entered into force on May 3, 2018), where in the framework of the liquidation decision the Court stipulated that its ruling does not derogate from the control permit regarding the Company. Subsequently, on October 24, 2018, the Company received notice from Internet Gold-Golden Lines Ltd. (“Internet Gold”), which is controlled by Eurocom Communications and controls B Communications, the controlling shareholder in the Company, that the special managers of Eurocom Communications who were appointed in Eurocom’s liquidation process,2 were confirmed as the holders of the control permit3 (effective from May 3, 2018), pursuant to Section 4D of the Communications Law and Section 3 of the Communications Order. It is stipulated that the foregoing has no implications for the Company’s debentures and loans. On this matter, see also the update to Section 2.17.4.

As far as the Company is aware, Internet Gold is reviewing the sale of its holdings in B Communications. In accordance with an announcement made by Internet Gold on June 26, 2018, to facilitate negotiations for the sale of its holdings (all or part thereof) in B Communications and to maximize the consideration for the sale, the special administrators of Eurocom Communication acceded to Internet Gold’s request that subject to court approval (which was received) and that the negotiations for the sale are underway, the special administrators will not conduct a procedure to sell the shares of Internet Gold for three months and will not take action to sell the controlling interest in Internet Gold during this period. The decision was submitted as notice to the court further to a previous proceeding on this matter. As far as the Company is aware, Internet Gold has begun the process of selling its holdings in B Communications.

On the information in this section, see also immediate reports published by the Company on June 17, 2018, June 18, 2018, June 26, 2018, October 16, 2018 and October 24, 2018, which are included in this report by way of reference.

Section 1.1.3 - Shareholders’ requests and Section 1.1.4 - Organizational structure - Bezeq Group (Composition of the Company’s Board of Directors)

On April 26, 2018, the Annual General Meeting of the Company’s shareholders elected a new board of directors comprising 2 new external directors (in addition to three external directors already serving the Company), 2 independent directors and 6 directors who are not necessarily independent directors (including one director from among the employees), so that at the date of publication of this report 13 directors serve the Company.4 Furthermore, on April 30, 2018, the Company’s Board of Directors resolved to elect Mr. Shlomo Rodav as Chairman of the Board. For the up-to-date composition of the Company’s Board of Directors, see the report on the Company’s officeholders dated November 20, 2018, included in this report by way of reference.

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company’s periodic report for the year 2017 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

[2]	According to the clarification received by the Company from the controlling shareholder on November 16, 2018, in view of the proceedings for the liquidation of Eurocom Communications and the resulting de-facto legal rift at the control, management, decision-making, activity, etc. level between Mr. Shaul Elovitch and Eurocom Communications and the companies it controls, then pursuant to the controlling shareholder’s notice, Mr. Shaul Elovitch is no longer defined as holding joint control together with B Communications or as a principal shareholder therein or in the Company. On this matter, see also the Company’s Immediate Report dated November 18, 2018, on the list of principal shareholder holdings and the senior officers, included in this report by way of reference.

[3]	Notably, the confirmation does not state explicitly that it is a “control permit”, but that it is “confirmation under Section 4D of the Communications Law and Section 3 of the Communications Order”. These clauses relate to restrictions on control and holding (control, significant influence and holding 5% or more of the means of control), and not necessarily control.

[4]	On April 18, 2018, in the Company’s response to a request from Entropy Corporate Governance Consulting Ltd. in the name of various shareholders, the Company’s Board of Directors made it clear that it intends to operate to reduce the number of directors, and this no later than the next annual general meeting of the Company’s shareholders. On this matter, see the Company’s Immediate Report dated April 18, 2018, included here by way of reference.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 1.1.5 - Mergers and acquisitions

On a debt of Eurocom DBS to the Company for advances paid by the Company on account of the Second Contingent Payment and a motion on this matter filed by the Company for the liquidation of Eurocom DBS - on April 22, 2018, the court issued an order of liquidation for Eurocom DBS and the Company’s attorneys were appointed the liquidator of Eurocom DBS.

Section 1.1.6 - Investigations by the Securities Authority and Israel Police

On the absence of complete information for the Company regarding the investigations and their impact on the Company, see Note 1.2 to the Company’s consolidated financial statements for the period ended September 30, 2018.

Section 1.4 - Dividend distribution

For information about a dividend distribution in the amount of NIS 368 million in respect of profits in the second half of 2017 that was approved by the general meeting of the Company’s shareholders on April 26, 2018, and distributed on May 10, 2018, and in connection with a dividend distribution in the amount of NIS 318 million in respect of profits in the first half of 2018 that was approved by the general meeting of the Company’s shareholders on September 13, 2018 and distributed on October 10, 2018, see Note 9 to the Company’s Financial Statements for the period ended September 30, 2018.

Outstanding, distributable profits at the date of the report - NIS 529 million (surpluses accumulated over the last two years, after subtracting previous distributions).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 1.5.4 - Highlights of the operating results and figures

A.	Bezeq Fixed Line (operations of the Company as a domestic carrier)

	Q3 2018	Q2 2018		Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	1,043	1,064		1,063	1,047	1,061	1,058	1,078
Operating profit (NIS million)	451	387		473	470	492	496	513
Depreciation and amortization (NIS million)	218	211		204	185	186	177	180
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	669	598		677	655	678	673	693
Net profit (NIS million)	257	202		263	260	276	317	319
Cash flow from current activities (NIS million)(1)	583	507		516	587	573	465	600
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	233	393	*	205	226	170	219	210
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	8	22		7	22	46	16	10
Free cash flow (NIS million)(2)	330	107	*	285	383	449	262	400
Number of active subscriber lines at the end of the period (in thousands)(3)	1,843	1,865		1,889	1,916	1,942	1,961	1,986
Average monthly revenue per line (NIS) (ARPL)(4)	51	52		53	53	54	54	56
Number of outgoing use minutes (millions)	959	1,010		1,055	1,068	1,132	1,098	1,177
Number of incoming use minutes (millions)	1,133	1,151		1,191	1,205	1,266	1,220	1,281
Total number of internet lines at the end of the period (thousands)(7)	1,663	1,662		1,653	1,635	1,608	1,593	1,580
The number of which provided as wholesale internet lines at the end of the period (in thousands)(7)	617	600		574	532	484	444	414
Average monthly revenue per Internet subscriber (NIS) - retail	93	93		92	92	90	90	90
Average bundle speed per Internet subscriber - retail (Mbps)(5)	57.4	55.4		53.5	51.5	49.5	47.2	45.1
Telephony churn rate(6)	2.7%	2.8%		3.0%	2.4%	2.3%	2.4%	2.7%

(1)	EBITDA (Earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company’s area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company’s activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies. Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The effect of applying this standard to EBITDA and to the cash flow from current activities was an increase of NIS 23 million and NIS 26 million, respectively, in Q1 2018, an increase of NIS 23 million and NIS 29 million, respectively, in Q2 2018, and an increase of NIS 23 million and NIS 21 million, respectively, in Q3 2018.
(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from current activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net and as of 2018, with the application of IFRS 16, as described in par. (1) above, payments for leases are also deducted. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.
(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).
(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.
(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.
(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the quarter divided by the average number of registered telephony subscribers in the quarter.
(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.
(*)	Including permit fee payments in the amount of NIS 112 million (75% of the requirement) and land appreciation tax of NIS 80 million for the sale of the Sakia property (on this matter, see also the update to Section 2.7.4).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

B.	Pelephone

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenue from services (NIS million)	449	438	431	437	461	449	435
Revenue from sale of terminal equipment (NIS million)	155	164	188	214	174	183	193
Total revenue (NIS million)	604	602	619	651	635	632	628
Operating profit (loss) (NIS million)	(2)	2	2	15	22	30	5
Depreciation and amortization (NIS million)	161	159	158	90	100	99	94
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	159	161	160	105	122	129	99
Net profit (NIS million)	6	7	9	21	24	34	16
Cash flow from current activities (NIS million)(1)	194	181	239	86	209	193	117
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	69	90	69	76	78	82	73
Free cash flow (NIS million)(1)	61	41	95	10	131	111	44
Number of postpaid subscribers for the period (thousands)(2) (6)	1,817	1,800	1,760	1,755	1,723	1,689	1,686
Number of prepaid subscribers for the period (thousands)(2) (6)	368	801	786	770	752	721	744
Number of subscribers at the end of the period (thousands)(2) (5)	2,185	2,601	2,546	2,525	2,475	2,410	2,430
Average monthly revenue per subscriber (NIS) (ARPU) (3)	68	57	57	58	63	61	60
Churn rate(4)	9.1%	7.3%	8.0%	6.9%	7.1%	6.3%	7.9%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table. Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The effect of applying this standard to EBITDA and to the cash flow from current activities was an increase of NIS 62 million and NIS 75 million, respectively, in Q1 2018, an increase of NIS 63 million and NIS 50 million, respectively, in Q2 2018, and an increase of NIS 63 million and NIS 64 million, respectively, in Q3 2018.
(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network and excluding IOT subscribers from Q3 2018), and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, or has performed no surfing activity on his phone or has not paid for Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. Notably, a customer may have more than one subscriber number (“line”). On the change in the definition of subscribers from Q3 2018, see the update to Section 3.4 and Note 6 below.
(3)	Average monthly revenue per subscriber (postpaid and prepaid). The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period. On the effect of the change in the definition of a subscriber from Q3 2018 on the ARPU index, see the update to Section 3.4 and Note 6 below.
(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the quarter, to the average number of active subscribers during the quarter. The churn rate in Q2 2017 does not include the effect of the disconnection of 83,000 CDMA subscribers when the network was closed down. On the effect of the change in the definition of a subscriber from Q3 2018 on the churn rate, see the update to Section 3.4 and Note 6 below.
(5)	On June 28, 2017, Pelephone discontinued operation of the CDMA network, as a result of which 83,000 subscribers ceased to receive service and were written off the subscriber listings.
(6)	On the change in the definition of a subscriber from Q3 2018, see the update to Section 3.4 and Note 2 below. At the beginning of Q3 2018, approximately 426,000 prepaid subscribers and about 2,000 IOT subscribers were removed from the list of subscribers. This led to an increase of NIS 11 in the ARPU index and an increase of 1.5% in the churn rate in Q3 2018.

C.	Bezeq International

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	333	336	352	379	367	407	384
Operating profit (NIS million)	31	30	34	41	39	45	49
Depreciation and amortization (NIS million)	46	45	43	35	34	33	33
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	77	75	77	76	73	78	82
Net profit (NIS million)	20	20	24	31	27	33	36
Cash flow from current activities (NIS million)(1)	73	54	67	82	74	69	52
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)(2)	26	44	31	35	29	46	29
Free cash flow (NIS million)(1)	38	1	27	47	45	23	23
Churn rate(3)	5.8%	6.0%	6.0%	6.8%	6.3%	5.0%	5.3%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table. Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The effect of applying this standard to EBITDA and to the cash flow from current activities in Q1, Q2 and Q3 2018 is an increase of NIS 9 million each in each quarter.
(2)	The item also includes long term investments in assets.
(3)	The number of Internet subscribers who left Bezeq International during the quarter, divided by the average number of registered Internet subscribers in the quarter.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

D.	DBS

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	367	375	375	404	406	416	424
Operating profit (loss) (NIS million)	1	(17)	(1)	27	35	49	52
Depreciation and amortization (NIS million)	81	79	79	72	72	71	70
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	82	62	78	99	107	120	122
Net profit (loss) (NIS million)	(2)	(10)	1	11	(123)	(151)	19
Cash flow from current activities (NIS million)(1)	34	60	86	95	115	169	51
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	79	75	62	53	69	52	60
Free cash flow (NIS million)(1)	(54)	(23)	16	42	46	117	(9)
Number of subscribers (at the end of the period, in thousands)(2)	584	582	580	587	597	603	608
Average monthly revenue per subscriber (ARPU) (NIS)(3)	210	215	214	226	226	229	232
Churn rate(4)	5.1%	4.7%	6.1%	5.9%	4.8%	3.8%	4.3%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The effect of applying this standard to EBITDA and to the cash flow from current activities in Q1 and Q2 2018 is an increase of NIS 8 million each in each quarter. The effect on Q3 2018 is NIS 9 million each.

(2)	Subscriber - a single household or small business customer. In the case of a business customer that has more than a certain number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined periodically. After the date of the financial statements, the standardization formula was updated as a result of which the number of subscribers fell by 7,000 effective from Q4 2018. This is partially due to the fact that the average revenue per small business customer in the special offers (at least 100 customers per offer) increased in the past year as a result of the transfer of customers to packages that are richer in content at a higher price.
(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers in the quarter.
(4)	Number of DBS subscribers who left DBS during the quarter, divided by the average number of DBS registered subscribers in the quarter.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 1.7 - General environment and the influence of outside factors on the Group’s activity

Section 1.7.2 - Activities of Bezeq Group as a communications group and the structural separation restriction

Pursuant to a preliminary HQ work, which included an initial review of certain synergies between the Company’s subsidiaries and as part of a review of Bezeq Group’s strategy and the alternatives available to it in light of changes in the communications market, regulatory requirements, technology developments and customer preferences, on May 23, 2018, the Company’s Board of Directors resolved to review certain issues aimed at focusing on the Group’s future core operations, including synergies between the activities of the Company’s subsidiaries, the sale of the subsidiaries Bezeq Online Ltd. and Walla!,5 enhancing the independence of the Company’s wholesale activity and establishing an innovation unit which will work to position the Company at the center of the future communications world. All this without derogating from the Company’s continuing activity to eliminate the structural separation between it and each of the subsidiaries, as specified in Section 1.7.2.1 (B) in the Description of Company Operations chapter in the 2017 periodic report. This entails a review of various topics where certain alternatives are now being examined with the ministry of Communications, and the presence or absence of regulatory certainty could affect the preferred alternatives. Subsequently, the Company’s Board of Directors is moving ahead in the formulation of a new, comprehensive strategic plan for the Group, parts of which are contingent on various regulatory approvals, and the Group has already begun to implement parts of it.

In this context, on August 22, 2018, the Board of Directors approved a request to obtain approval in principle from the Minister of Communications, to advance a move to change the Group’s legal structure. This will enable the Company to continue to operate in its current format as a public company providing fixed-line, domestic carrier telecommunications services, and in parallel to establish a fully owned registered partnership to which the assets, licenses and activity of the subsidiaries, DBS, Pelephone and Bezeq International will be transferred and which will be fully separated, structurally, from the Company. The purpose of the change is to adapt the structure of the subsidiaries to prevailing technological, economic and competitive conditions in the telecoms market for the purpose of advancing the communications market in Israel and to allow Bezeq group to maintain a proper economic raison d’etre for the benefit of its employees and the investors in its shares. Subject to the approval of the tax authority, this change will also enable losses to be offset from the entire Group’s profits. This request does not imply any change in the Company’s position with respect to its demand to cancel the structural separation. At the time of publication of the report, the MOC’s response to the request had not yet been received.

Notably, on November 12, 2018, the subsidiaries DBS, Pelephone and Bezeq International announced the entry into negotiations with the union representatives in each of the companies regarding streamlining processes and organizational changes in their operations. On this matter, see also the update to Sections 3.9.5, 4.8 and 5.11.3. Furthermore, in connection with the streamlining processes, some of the subsidiaries are working share their management resources.

Section 1.7.2.1(B) - Cancellation of structural separation - further to discussions between the Company and the Ministry of Communications and in view of the resulting reservations raised by the Company regarding the Ministry’s intention to advance cancellation of the structural separation, on November 7, 2018, a clarification notice was received from the Ministry stating that it was discussing the structural separation in relation to Bezeq and HOT, and that all options are being discussed by the ministerial committee. The Company is assessing the notice of the Ministry of Communications, taking into account, among other things, the deferred tax asset in the amount of NIS 1.166 billion that was recorded in respect of carry-forward losses for tax purposes in DBS, as described in Note 5 to the Company’s financial statements for the period ended September 30, 2018. Furthermore, on November 15, 2018, the Company asked the Ministry of Communications for additional clarifications further to the aforementioned MOC announcement.

[5]	Regarding the subsidiary Walla - it is noted that on September 12, 2018, the Board of Directors of Walla approved its engagement in a collective labor agreement, signed on September 6, 2018, between the Union of Journalists in Israel - New Histadrut Labor Federation and the Walla Journalists Committee. The agreement is in force from the date on which it was signed through September 5, 2021. After this date, the agreement will be extended automatically for 24-month periods, unless one of the parties gives written notice of its intention to terminate or amend the Agreement The agreement will apply to employees defined in the agreement as “journalists” employed by Walla (except for the management, talents and other employees that the parties have agreed to be excluded).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment - wholesale market

Section 1.7.3.1 - Policy Document (tariffs) - On November 11, 2018, the Company received a Ministry of Communications hearing document on the subject of extending the validity of the payments for wholesale services of infrastructure owners (the Company and HOT), set out in the Communications (Telecommunications and Broadcasts) (Use of a Domestic Carrier’s Public Network) Regulations, 2014 (“the Use Regulations”), that were originally set to be valid until the end of 2018. The hearing document states that the Ministry of Communications believes price supervision will still be necessary after the end of 2018 and that the key market trends, including demand and declining equipment prices, indicate that the cost of providing the wholesale services is decreasing over time. The Ministry has initiated a regulatory process to determine the maximum tariffs for wholesale services in 2019-2022, and it intends, shortly, to publish a hearing regulating the updated maximum payments on the Company’s network. Until this process is complete, the hearing proposes extending application of the maximum payments for the wholesale services for 2018 currently set in the Use Regulations so as to continue to apply from 2018 onwards. The Company submitted its comments on the hearing whereby, under the circumstances, it does not object to the actual extension of the application, but regarding future updates of the tariffs, it believes that the cost of providing the wholesale services has increased, contrary to the statement in the hearing that the cost of providing the wholesale services is decreasing over time, and that in any event, the update in relation to the prices of the Company and HOT must be made at the same time.

Section 1.7.3.3 - Wholesale service use of physical infrastructures - on April 16, 2018, the Ministry of Communications announced that after reviewing the comments of the Company and an ISP (Partner), the Ministry has formulated its decision and it instructed, inter alia, that the Company must allow the service providers, through parties with the relevant security authorization, to insert communications cables through the Company’s telecom manhole which is located at the opening of the conduit leading to private land, and to perform any necessary works in the manhole for this purpose, all this without derogating from the service providers’ responsibility to obtain the landowner’s permission. On August 9, 2018, the Ministry of Communications published a hearing concerning a “service portfolio allowing service providers to make mutual use of each other’s passive infrastructures”. The purpose of this service portfolio is to regulate implementation of the obligation to allow the use of passive infrastructures belonging to one domestic carrier by another domestic carrier (including infrastructure owners). This service portfolio will replace the service portfolio for the use of physical infrastructures which will be revised to include the dark fiber and optical wave services only (which are not subject to the obligation of mutual use). The draft service portfolio contains revised instructions, including with respect to the design stages, execution of the works, use of infrastructures on private land and deployment to buildings. In this context, the instruction stipulating that the connecting points will be in the passive infrastructure facilities belonging to the infrastructure owner, and that in order to connect the infrastructure of one domestic carrier to the infrastructure of another domestic carrier, it will set up a passive infrastructure facility (such as a telecom manhole) near the infrastructure owner’s passive infrastructure facility, is replaced by an instruction that the connecting points between the infrastructures will be inside the infrastructure owner’s passive infrastructure facility or in a facility belonging to another domestic carrier, as it chooses, and that the other domestic carrier will be able to install its communications components inside the infrastructure owner’s passive infrastructure facility for the purpose of connecting the two infrastructures. This irrespective of whether it refers to the last manhole before the building or to a passive infrastructure component belonging to the infrastructure owner on private land. The draft portfolio also states that the infrastructure owner will allow another domestic carrier to insert cables through its last manhole before the building and conduits to the building, as far as the communications cabinet in the building or to any other physical infrastructure facility. The draft also includes an instruction according to which when new underground infrastructure is set up, an infrastructure owner that is obligated to provide universal deployment will offer the other domestic carries to share its investments in advance, and for three years it will not be obligated to provide right of use to another infrastructure owner who is obligated to provide universal deployment but refused to do so. On August 9, 2018, annexes to the service portfolios of the Company and Hot were also amended, stipulating that other domestic carriers, infrastructure owners and contracting companies whose employees meet certain security requirements will be able to carry out work on the passive infrastructure of other domestic carriers and infrastructure owners. The draft portfolio further stipulates that access to information for design purposes must be available both in designated information rooms and by remote access. On October 15, 2018, the Company submitted its comments on the service portfolio hearing in which it clarified, among other things, that the proposed regulation is unsustainable since it is inconsistent with developments in the market and it must be fundamentally reconsidered and adjusted, and also because its provisions deviate from the Ministry’s powers and are disproportionate (for example, they make no distinction between operators with infrastructures and those that do not own infrastructures). It was also argued that the service portfolio was written from the perspective of maximizing the convenience and free access for users of the Company’s infrastructures, at the expense of maintaining standards and the Company’s ability to manage its affairs and future development. The Company emphasized that it is essential for the MOC to hold individual work meetings with the Company’s professional entities in order to create structured and implementable processes.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 1.7.3.4 - Use of the Company’s physical infrastructure by infrastructure owners - see 1.7.3.3 above. Additionally, on August 13, 2018, a hearing and draft regulations were published on determining the maximum payments for mutual use by infrastructure owners of access service to passive infrastructure so that based on the recommendations of the Economics Department from July 30, 2018, the Minister is considering determining that the tariff will be the same as for the payments currently defined in the Use Regulations for a domestic carrier which is a special general license holder. Notably, a letter attached to the hearing dated August 9, 2018, concerning the service portfolio described in the update to Section 1.7.3.3 states that the Ministry is considering not setting a maximum or minimum payment for service to be provided by other domestic carriers for which no payment was defined. On September 9, 2018, the Company submitted its comments on the hearing to determine the payments (together with an expert economic opinion), in which it stipulated, among other things, that the distinction must be maintained between operators that do not own infrastructures and infrastructure owners, and certainly those governed by the obligation of universal service.

Section 1.7.3.5 - Wholesale telephony service - On June 5, 2018, the Ministry of Communications informed the Company that it will not extend the temporary arrangement relating to telephony service in resale format and that accordingly, as of August 1, 2018, the Company must provide wholesale telephony service in the format defined in the BSA + Telephony service portfolio (“the Service Portfolio”) and that the Company must provide this service both as a stand-alone service and as a supplementary service to the BSA service.

Upon receiving this notice, the Company stipulated that it does not expect to meet the deadline specified in the notice, further to its previous clarifications that the service format in the service portfolio cannot be implemented technologically and that it requires the replacement of a switch which is a prolonged, complex process, and that it intends to ask the Ministry to find a solution for this problem.

After discussions with the Ministry, the Company offered, commencing August 1, 2018, telephony call minutes service and associated wholesale services in the wholesale market on the basis of the service portfolio in a technology format which is similar to the resale arrangement and with wholesale market tariffs. In parallel, the Company began the process of replacing the switch which will also enable compliance with the service portfolio requirements.

The Company believes that the implementation of wholesale telephony will adversely affect its financial results. However, at this time the Company is unable to estimate the extent of the impact, which could be significant, given that it depends on different variables, including the volume of demand for the service, the price levels of substitute products currently available on the market (such as VoB), etc.

Further to the Ministry of Communication’s announcement dated October 19, 2017, that it intends to apply financial sanctions to the Company, on August 8, 2018 the Company received a “Supplementary Supervisory Report to the Final Supervisory Report Concerning Non-implementation of the Wholesale Telephony Service” as well as an “Updated Notice of its intention to apply financial sanctions concerning implementation of the broadband reform” (“the Updated Notice”) in which the Ministry of Communications announced its intention to apply financial sanctions to the Company of NIS 11,327,540 (a similar amount to that stated in the Notice described in Section 1.7.3.5 to the 2017 Periodic Report). The notice further states that the Ministry intends to take additional enforcement measures if the breach continues. On October 4, 2018, the Company submitted its position on the hearing whereby financial sanctions should not be imposed on it.

On October 18, 2018, the Company’s license was amended so that “telephony service in resale format” was eliminated from the list of basic services, in accordance with Appendix J, and “telephony service in voluntary resale format” was added, and the comments noted that the service does not detract from the obligation to provide wholesale telephony service according to the Use Regulations.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 1.7.4 - Additional regulatory aspects relevant to the entire Group or several Group companies

Section 1.7.4.4(A) - Hearing about call center waiting times - on May 21, 2018, the Company, Pelephone and Bezeq International received an amendment to their licenses which will be effective on March 21, 2019. The amendment to the licenses prescribes, among other things, provisions concerning the obligation to route calls on certain matters to a professional human response, call waiting times as well as provisions concerning call center work hours, the recording and documenting of calls and reporting obligations. Notably, on October 21, 2018, the Ministry of Communications published a secondary hearing on an amendment to the license pertaining, among other things, to postponement of the date on which the license amendment will enter into force (May 19, 2019 instead of March 21, 2019). On November 11, 2018, the Company submitted its response to the hearing in which it requested, among other things, an adjustment the date on which the amendment will enter into force so that it corresponds with the definition in the law (as specified below), modifications to the measurement of call waiting times, and also clarifying exclusion of the business call centers from the scope of the amendment to the license.

On July 25, 2018, an amendment to the Consumer Protection Law was published which will become applicable one year from its publication. According to the amendment, the Company, Bezeq International, Pelephone and DBS are required, among other things, to route customers’ calls to a professional, human response within six minutes when dealing with calls about malfunctions, clarifying bills and terminating contracts. The amendment prescribes an instruction whereby if the license or other legislation prescribe instructions relating to the call response time, the regulator may instruct that a business is entitled to deviate from the defined call response time of six minutes. The Company is studying the implications of the amendments which could lead to an increase in the costs of operating the call centers of the Group’s companies, and it is preparing to implement them.

Internet access - on October 16, 2018, the Ministry of Communications published a hearing which includes a draft amendment to the operators’ licenses, including those of the Group companies, to which comments must be submitted by November 29, 2018, in connection with a transition to IPv6 protocol. IPv6 defines the number of possible legal addresses on the Internet, in view of the fact that current protocol has a limited number of addresses, and its purpose is also to support future growth, development and competition in the global market, based on trends in Internet use such as: portability, smart devices, smart traffic, remote monitoring, etc. According to the draft license amendment, the Company will be required to operate the network and its components so that it fully supports IPv6 and to provide end user access to the Internet service on IPv6 from any terminal equipment, and also to voluntarily transfer existing and new subscribers to addresses on IPv6 so that whenever a technician visits a subscriber’s home, the software version of the terminal equipment that the Company provided that is connected to the network will be upgraded to support IPv6. The transition to IPv6 might entail costs arising, among other things, from the need to replace equipment and the subject will be assessed by the Group companies.

2.	Bezeq (“the Company”) - Domestic Fixed-Line Communications

Section 2.6.3 - Internet infrastructure segment

As far as the Company is aware, in July 2018, Partner began to sell services as part of the BSA wholesale service over the HOT network.

Section 2.6.5 – Other competing infrastructures

With respect to the obligation for universal deployment by IBC - on February 27, 2018, the Ministry of Communications published a hearing concerning: “Changes in the obligation for nationwide deployment applicable to IBC”, according to which the Ministry is considering amending IBC’s license and changing the deployment obligation applicable to it. The Company submitted its opposition and stated that the reasons given by the Ministry for the change are erroneous and in any event do not justify granting the far-reaching relief being considered by the Ministry, and that the decisions considered in the hearing have ramifications for the Company and the structure of the domestic carrier market, and it therefore requested an opportunity to present its arguments orally as well.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

On August 8, 2018, the Minister of Communications decision on the hearing was received. This followed a decision made by the government on August 5, 2018, granting the Minister of Communications discretion to determine the scope of IBC’s deployment obligation in its license. Pursuant to this decision of the Minister of Communications, regulations will be drawn up for the activity of a special, general license holder (infrastructure) as a type of special, general license and wholesale operator that provides its services exclusively to license holders (or permit holders), similar to the domestic carrier infrastructure license (“the New License”). These regulations will allow IBC to apply for such a license, and subject to IBC’s compliance with the conditions, will facilitate limiting the deployment obligation applicable to IBC so that it gradually reaches at least 40% of households in Israel within 10 years and only after the Cherry Picking period (which will last three years), will the New License holder be required to provide accessibility for at least one household in the periphery for every household provided with access in the center of the country.

Furthermore, on August 8, 2018, Cellcom reported that it had signed a Memorandum of Understanding (MOU) to acquire 70% of IBC’s share capital. On this, see also an Immediate Report of Cellcom dated August 8, 2018.

The foregoing is expected to adversely affect the Company, however at this time it is unable to assess the impact of the foregoing on it and on its business, given that it is dependent on different variables and factors.

Section 2.6.6 - The Company’s deployment and ways of coping with the intensifying competition

In April 2018, the Company launched its new router - Be. This is an advanced router with an innovative design and cutting-edge capabilities including, among others, smart Wi Fi which provides quality, continuous browsing on home Internet, cyber protection and preparation for a smart home. The router and services are managed by a dedicated application

Section 2.7.4 – Real estate

Section 2.7.4.4 (sale of real estate) - on the entering into an agreement by the Company for the sale of the Sakia property to Naimi Towers Ltd. - on May 21, 2018, the Company received a demand for permit fees from the Israel Land Authority with respect to the property improvement plan approved prior to signing the agreement, in which the Company was required to pay NIS 148 million plus VAT (“the Demand”). The Company filed an objection to the Demand on legal grounds and it also intends to submit an appeal on the assessment. On August 5, 2018, the Company received from the Or Yehuda Local Planning Committee a demand for payment of a betterment levy of NIS 143.5 million for the sale of the Property (“Demand for Betterment Levy”). On September 17, 2018, the Company filed an appeal on the Demand for Betterment Levy, and it sent the ILA a demand for payment of the full amount of the betterment levy according to the Authority’s undertaking in the compromise settlement. Notably, the amount of the permit fee to be determined at the end of the proceedings could also affect the amount of the betterment levy that the Company will be required to pay the planning committee. If in the final outcome the Company is required to pay the full amount of the Demand for the Betterment Levy and the full sum of the Demand, then the capital gain to be recorded in its financial statements is expected to be NIS 250 million. The Company estimates that the permit fees and the betterment levy it will be required to pay will be lower and possibly even substantially lower than the total amount of the demands. On September 4, 2018, the ILA and the Company signed a lease agreement relating to the Sakia property.

The information contained in this section relating to the Company’s estimates and the capital gain resulting from the sale of the property is forward-looking information as this term is defined in the Securities Law, and it is based, inter alia, on the foregoing and on the Company’s estimates of the costs of the transaction, various expenses of the Company in connection with the property and regarding the Company’s arguments pertaining to payment of the Demand, while at this stage the Company is not in possession of all the arguments of the Israel Land Authority on these matters. The information may not fully materialize insofar as the Company’s aforementioned estimates materialize differently than expected.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 2.9.3 - Early retirement plans

On May 23, 2018, the Company’s Board of Directors approved an early retirement plan in 2018 at a cost of NIS 80 million, following a previous decision of the Board of Directors in March 2018, which approved early retirement at a cost of NIS 10 million in respect of the first quarter of 2018 (hereinafter together “the Retirement Plan”). The Retirement Plan is in consistent with terms of the collective agreement between the Company and the Labor Union and the Histadrut from December 2006, as last amended in August 2015. At the date of publication of the report, 71 employees retired within the framework of the Retirement Plan at a cost of NIS 92 million. On this matter, see also Note 15.1 to the Company’s consolidated financial statements for the period ended September 30, 2018.

Section 2.9.5 - Officers and senior management in the Company

On changes in the composition of the Company’s Board of Directors, see the update to sections 1.1.3 and 1.1.4.

On the service of the Company’s CEO - on September 1, 2018, Mr. David Mizrahi began to serve as the Company’s CEO, replacing Ms. Stella Handler, who stepped down on August 31, 2018.

On May 21, 2018, the general meeting of the Company’s shareholders approved an amendment to the Company’s compensation policy whereby the annual premium for insuring Directors and Officers (D&O) of the Company will not exceed USD 1 million, with a deductible of up to USD 1 million. Additionally, on September 17, 2018, the special general meeting of the Company’s shareholders approved a further amendment to the Company’s compensation policy whereby the possibility of compensating the chairman of the Company’s Board of Directors through a management company will be added, and the possibility of providing compensation for directors who are not external directors and are not independent directors will be added up to the maximum amount of compensation payable to an expert external director, as defined in the Fourth Schedule to the Companies (Rules for the Compensation and Expenses of External Directors) Regulations, 2000. The same general meeting also approved the entering into agreement between the Company and Mr. David Mizrahi, CEO, and an agreement with a management company for Board of Directors services. On these matters, see the Company’s Immediate Reports dated August 12, 2018, and September 17, 2018, concerning the convening and results of the meeting, included here by way of reference.

Section 2.11 – Working capital

For information about the Company’s working capital, see Section 1.3 in the Directors Report.

Section 2.13.6 - Credit rating

On April 26, 2018, S&P Global Rating Maalot Ltd. (“Maalot”) affirmed the Company’s ilAA rating and downgraded the rating outlook to negative and on April 30, 2018, Midroog Ltd. (“Midroog”) affirmed the current Aa2.il rating for the Company’s debentures (Series 6, 7, 9 and 10) with a stable outlook. Additionally, on November 18, 2018, on November 18, 2018, Maalot and Midroog affirmed the aforementioned ratings, respectively, for the issuance of new Series 9 debentures in the amount of NIS 550 million par value, in accordance with letters of undertaking dated January 14, 2018, for a future issuance which is expected to take place on December 2, 2018, or immediately after this date, consistent with the letters of undertaking (as detailed in Section 2.13.5 in the Description of Company Operations in the Periodic Report for 2017).

On these and on the aforementioned rating reports, see Immediate Reports of the Company dated April 26, 2018 (Maalot) and April 30, 2018 (Midroog), and November 18, 2018 (Maalot and Midroog), included here by way of reference.

Section 2.14 - Taxation

For information about the deferred tax asset with respect to carry-forward losses for tax purposes in DBS, see Note 5 to the Company’s financial statements for the period ended September 30, 2018.

Section 2.16.1 - Control of Company tariffs

On May 23, 2018, the Ministry of Communications announced an update of the Company’s tariffs stipulated in the regulations, effective from June 1, 2018, based on the update formula set out in the Communications (Telecommunications and Broadcasts) (Calculation and Linkage of Payments for Telecommunications Services), 2007, so that the tariffs for the services provided by the Company which are stipulated in the regulations will be reduced by 11.88%, except for the fixed monthly payment for the telephone line, which will remain unchanged. According to the Ministry’s announcement and in the Company’s estimate, the implications of this tariff change are an annual decline of NIS 16 million in the Company’s revenues.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 2.16.3 - The Communications Order

On October 15, 2018, the Knesset approved the government’s announcement under Section 31(B) of the Basic Law: The Government, to transfer to the Minister of Communications powers invested in the prime minister under Sections 4D through 4E2 of the Communications Law, including powers exercised by virtue of the Communications Order, as well as Section 13 of the Communications Law, which must be exercised in connection with one of the following: matters pertaining to Mr. Shaul Elovitch, matters pertaining to Eurocom Holdings Ltd. and the companies it owns, and matters that materially influence them. According to the announcement, the transfer of powers in connection with the matters listed in this paragraph will remain in force as long as Mr. Shaul Elovitch is a principal shareholder in Eurocom Holdings Ltd. and the companies it owns. Regarding approval by the Minister of Communications of the special administrators of Eurocom Communications under Section 4D of the Communications Law and Section 3 of the Communications Order, see the update to Section 1.1.1.

Section 2.16.7 – Antitrust Laws

Section 2.16.7.8 - On notice from the Antitrust Authority that it is considering determining that the Company abused its position and imposing sanctions on the Company and its CEO - on August 5, 2018, an oral hearing took place at the Antitrust Authority prior to which the Company and its CEO submitted their position in writing. The position submitted to the hearing included arguments and evidence that there had been no fault in the Company’s actions and it had not breached the Antitrust Law, and there is therefore no reason to apply any enforcement powers by virtue of the law (including sanctions) and that the determination being considered should not be published. In this context, the Company and CEO pointed out, among other things, factual errors that were included in the Antitrust Authority’s notice with respect to the methods of inserting cables in the conduits. Since the hearing commenced, the Company has received additional requests for information from the Antitrust Authority, and the Company submits the requested information.

Section 2.16.10 – Consumer legislation

On the Consumer Protection Authority’s requirement to provide documents on the description of the Company’s cyber service in various advertisements - on May 10, 2018 the Company received notice of an intention to impose financial sanctions of NIS 243,000. The Company has the right to submit its arguments requesting cancellation of the intention to impose these sanctions. On August 6, 2018, the Company submitted its arguments in a request to cancel the Antitrust Authority’s intention of imposing the financial sanctions in which it argued that the content of the publications is correct and that the Consumer Protection Authority’s conclusions were erroneous. On November 11, 2018, the Consumer Protection Authority resolved to reject the Company’s arguments.

Section 2.17.4 - Management agreement

On July 26, 2018, the Company’s Board of Directors decided that the provision of all components of the services under the management agreement was discontinued de facto on April 25, 2018, the date that the Board of Directors in its new composition was appointed by the annual general meeting of the Company’s shareholders; the amount due to Eurocom Communications from the Company by virtue of the management agreement for the period between January 1, 2018 and April 25, 2018, based on actual performance, was NIS 800,000; the amount based on the above calculation will not be paid to Eurocom Communications in practice, but will be offset against the debt of Eurocom Communications to the Company, similar to the other payments under the management agreement that were offset in the past. Accordingly, the Company informed the special administrators of Eurocom Communications of this decision. In response, they rejected the information in the Company’s statement and in particular dismissed the existence of any debt towards the Company, the amount of the Company’s debt towards Eurocom Communications and that the Company has any grounds for offsetting amounts. The Company rejected these arguments.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 2.18 – Legal proceedings

In April 2018, a motion was filed against the Company in the Tel Aviv District Court to certify a claim as a class action. The motion alleges that the Company is in breach of the prohibition prescribed in the Communications Law on sending advertisements (“spam”), in part by means of text messages to customers who contact it, which include a link to Bezeq’s website. The petitioners estimate the amount of the class action at NIS 85 million, consisting of monetary loss (estimate of the loss for time wasted in dealing with the spam messages) and non-monetary loss due to mental anguish, causing a nuisance and so forth. Notably, a similar motion for the same matter (but for a later period) and in the amount of NIS 52 million was filed in March 2015 in the same court (“the Previous Motion”) and on January 9, 2018 it was certified as a class action. The Company filed a motion for leave to appeal the decision and it is scheduled for a court hearing, with a stay of implementation. The present motion for certification was filed in respect of text messages sent by the Company after the Previous Motion was filed. Concurrently with the filing of the present motion, the petitioners also filed a motion to consolidate the hearing on the current motion with that of the Previous Motion.

In June 2018, a motion to disclose and inspect documents under Section 198(a) of the Companies Law was filed in the Tel Aviv District Court (Economics Department). In this motion, the court is asked to instruct the Company, DBS, the indirect controlling shareholder in the Company, Mr. Shaul Elovitch, and his son Mr. Or Elovitch (hereinafter together: “Messrs. Elovitch”), to submit to the petitioner, as a shareholder in the Company, various documents for the purpose of examining the possibility of filing a motion to certify a derivative claim on behalf of Bezeq. According to the petitioner, the controlling shareholder of Bezeq, B Com, and Messrs. Elovitch breached their duties of loyalty and fairness towards the Company in that the sale of 115 million Bezeq shares on February 2, 2016 by B Com while B Com and Messrs. Elovitch used inside information about the Company, and at a value significantly higher than the real value of the shares. The petitioner argues that this sale produced unlawful profits for B Com in the amount of NIS 313 million. The alleged inside information is that the financial statements of DBS and the Company supposedly did not reflect the Company’s de facto financial position, but rather a “free cash flow” that was allegedly inflated in order to increase the consideration in the transaction in which the Company acquired the shares of Eurocom Communications Ltd. (a company indirectly controlled by Mr. Shaul Elovitch) in DBS (“Yes Transaction”). Notably, there is another motion pending against the Company to certify a derivative claim in connection with the Yes Transaction (see Section 2.18(B) in the chapter Description of Company Operations in the 2017 Financial Statements and an update to the motion in this section), which is stayed due to the ISA’s investigation (“the Investigation”). In this current motion, the petitioner argues that despite the fact that its motion is based in part on the same factual background, it is different from the existing proceedings in this matter. In view of the Investigation, the proceeding was stayed, at this stage until January 2, 2019.

Subsection A - On a motion to certify a class action alleging that the Company’s shareholders sustained losses due to the Company failing to submit reports to the TASE and concealing material information from the investor public regarding two significant issues: lowering the interconnect fees and reform of the wholesale market - on August 27, 2018, the Economics Department of the Tel Aviv District Court issued a ruling certifying the action as a class action (“the Certification Decision”). Regarding the cause in the wholesale market reform, the class action group was defined as anyone who purchased Bezeq’s shares starting on June 9, 2013 and held all or some of the shares until the filing of the class action lawsuit In this matter, the Court held that the plaintiff proved the existence of alleged damage, by virtue of the fact that during the period of disclosure, Bezeq’s stock price fell by 10%, but the actual damage will be calculated during the hearing of the main case. With respect to the cause of the lowering of the interconnect fees, the class action group was defined as anyone who purchased Bezeq’s shares from February 28, 2013 and held them up to May 29, 2014. In this regard, the Court ruled that no impairment was recorded that could be attributed to the discovery of the alleged misleading information, but the plaintiff should be allowed to prove that during the hearing of the main case. On October 28, 2018, the Company and the senior officers who are being sued, filed a motion in the Economics Department in the Tel Aviv District Court for a re-hearing on the Certification Decision. In the motion for a re-hearing before a panel of three judges, the court is moved to cancel the Certification Decision and to dismiss the motion to certify a class action. Notably, in accordance with the motion filed by the Company and the senior officers who are being sued, the court ruled to stay the proceedings in the class action until a decision has been made on the motion for a re-hearing.

Subsection B - On a motion to certify a derivative claim in connection with the transaction to purchase all the holdings and owners’ loans of Eurocom DBS in DBS - a process that was stayed until November 11, 2018 due to the Investigation. On November 11, 2018, the Securities Authority requested that the court should receive a further update by December 31, 2018,, with respect to the possibility of advancing the process. No ruling has yet been given on the matter.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Subsection G - On two motions to certify class actions alleging unlawful charges in payment for support services and/or responsibility in the context of the use of Internet infrastructure, striking out of one of the motions in view of another, similar earlier motion, and filing of an appeal in respect of that striking out - on October 10, 2018, the appeal was dismissed after the appellant withdrew the motion.

Subsection I - On two motions to certify class actions in relation to the Company’s B144 service - on July 19, 2018, the Supreme Court resolved to dismiss the appeal that was filed against the decision to dismiss, in limine, the first motion (motion in the amount of NIS 1.11 billion), in view of the fact that no guarantee was deposited.

Subsection J - On two motions to certify a class action in connection with the agreement to purchase DBS - further to a motion filed by the Attorney General to extend the stay of proceedings in view of the Investigation, on May 2, 2018 the court approved a further stay of proceedings of four months. On August 21, 2018, the Attorney General requested that the court should receive another update by December 31, 2018, with respect to the possibility of advancing the process. At the court’s request, the parties announced that they would not to oppose the motion. No ruling has yet been given on the matter.

Subsection K - par. (b) - Motions to disclose documents in connection with the DBS - Spacecom transaction - on April 15, 2018, the court resolved to consolidate the four motions that had been filed on this matter. Subsequently, on June 24, 2018, the plaintiffs filed a consolidated and amended motion. Notably, on August 16, 2018, the motion for permission to appeal the decision on consolidation that was filed by one of the applicants in which the court was asked to cancel the consolidation decision and instruct that the other motions should be struck out, was dismissed. Additionally, further to a request by the Securities Authority, the proceeding was stayed until August 12, 2018. On August 21, 2018, the Securities Authority requested that the court should receive a further update by December 31, 2018, with respect to the possibility of advancing the process. The court has not yet issued its ruling on this matter.

Subsection K - par. (c) - An additional motion to disclose documents in connection with the agreement for the purchase of DBS and in connection with the DBS - Spacecom transaction - pursuant to the court’s decisions from April 15, 2018 and April 24, 2018, the motion was struck out in view of the similarity with other existing motions on the same matter (motion to certify a derivative claim from March 2015, described in Section 2.18 B in the Chapter on the Description of Company Operations in the 2017 Financials, and four motions that were consolidated as detailed above with respect to par. (b)).

Subsection K - par. (d) - On a motion to disclose documents with respect to advance payments on account of the Second Contingent Consideration in the YES transaction - on April 17, 2018, the motion was struck out with the petitioner’s agreement in view of the similarity with another motion on the same matter (motion to certify a derivative claim from March 2015, detailed in Section 2.18 B in the chapter on Description of Company Operations in the 2017 Financial Statements).

Subsection L - On a motion to certify a class action that was filed in the USA in the name of shareholders in B Communications, among others against officeholders (past and present) in the Company and DBS - in July 2018, the respondents filed motions to dismiss the motion and claim in limine. As far as the Company is aware, the motion to dismiss in limine that was filed by B Communications, was partially accepted on September 27, 2018, after the court held that the arguments relating to reports of the statements about the control and reporting mechanisms and the ethical code of B Communications do not establish grounds for a claim. The court refrained from dismissing outright the grounds pertaining to reports about the special Board of Directors Committee and those relating to the consolidated cash flow of B Communications. The court also dismissed B Communications’ motion to stay the proceedings in view of the Investigation. To the best of the Company’s knowledge, no decisions have not yet been issued on the motions to dismiss in limine that were filed by officers (past and present) of the Company and DBS.

Subsection M - On a motion to certify a derivative claim against directors and the controlling shareholders in the Company in connection with a tax assessment agreement - at the request of the ISA, the proceeding was stayed until August 20, 2018 in view of the investigation. On August 21, 2018, the Securities Authority requested that the court should receive a further update by December 31, 2018, with respect to the possibility of advancing the process. At the court’s request, the parties announced that they would not to oppose the motion.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

A new legal proceeding against an investee company which is not a key operating segment (Walla) - in May 2018 an action was filed in the court against Walla, together with a motion for its certification as a class action. The motion alleges that on its website, Walla publishes “advertising-related articles” without due disclosure of the fact that they contain marketing content, and that the publication of marketing content without proper disclosure, as alleged, is, among other things, a breach of the provisions of the Consumer Protection Law, violation of the Rules of Journalism Ethics, a tort and unjust enrichment. The petitioner estimates that the value of the loss caused to the class members is NIS 60 million.

Section 2.20 – Risk factors

Section 2.20.5 – Restriction on relations between the Company and companies in Bezeq Group

The Company’s assets include a deferred tax asset of NIS 1.166 billion for carry-forward losses for tax purposes of DBS (“the Tax Asset”). Utilization of the Tax Asset is contingent on receiving Ministry of Communications approval to cancel the structural separation in Bezeq, or alternatively on Ministry of Communications approval to change the Group’s legal structure6 and obtain approval from the Tax Authority to offset the past losses of DBS in this legal structure. On this matter, see the update to Section 1.7.2.1 (B) and Note 5 to the Company’s financial statements for the period ended September 30, 2018. The Company is working to obtain these approvals. Nevertheless, there is no certainty as to if and when the approvals will be received. Accordingly, there is a risk that the Company’s current assessment (as specified in the aforementioned Note 5) will change and result in the writing off of all or part of the Tax Asset, recording of the loss and a decrease in the Company’s equity. The extent of the risk factor’s impact on the Company if it materializes is high.

3.	Pelephone - Mobile radio-telephone (cellular telephony)

Section 3.1 - General information about the area of operations

Section 3.1.8.1 - in April 2018, Marathon 018 (Xfone) began to operate in this sector (thus increasing the number of cellular telephony operators to six), further intensifying competition in this sector.

Section 3.4 - Trade receivables

As noted in the Periodic Report, Pelephone has prepaid subscribers where the volume of revenues from these subscribers is not material to the Company’s total revenue. From Q3 2018, further to its decision, Pelephone updated the definition of an active subscriber so that its subscriber listing will no longer include IOT subscribers, and it added a separate comment for prepaid subscribers so that a prepaid subscriber will be included in the list of active subscribers from the date on which the subscriber loaded his device, and it will be removed from the list of active subscribers if no outgoing calls were made for six months or more. As a result of this change, at the beginning of the third quarter 426,000 prepaid subscribers and about two thousand IOT subscribers were written off Pelephone’s subscriber listings. This led to an increase of NIS 11 in the ARPU index and an increase of 1.5% in the churn rate in Q3 2018.

[6]	Establishment of a registered partnership wholly owned by the Company to which the assets, licenses and operations of the subsidiaries DBS, Pelephone and Bezeq International will be transferred, which in practice will be merged into a single entity or other possibilities.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 3.8.2 - Frequency usage rights, and Section 3.19.3 G - Pelephone’s risk factors - Frequency spectrums

On July 3, 2018, Pelephone received notice from the Ministry of Communications that the 850 MHz frequency allocation used by Pelephone will expire on September 9, 2022. Instead Pelephone will receive the same bandwidth on frequencies in the 900 MHz spectrum, no later than March 22, 2021. The Ministry explained its decision by the need to designate use of the first giga spectrum to the region in which the State of Israel is located. The notice further stipulates that the format and timetable for making the replacement will be formulated by a joint professional team with representatives from the Ministry of Communications, the Ministry of Finance Budget Division and where necessary, also representatives of the relevant companies, including Pelephone. Pelephone will wait for the format and timetable to be formulated and it will work to exercise its rights in accordance with the law, respectively.

Furthermore, on July 12, 2018, the Ministry of Communications granted a temporary allocation of two bandwidths, each of 5 MHz, on the 700 MHz spectrum, to Partner and Hot Mobile. According to the Ministry’s notice dated May 17, 2018, the purpose of these temporary allocations is to facilitate technological deployment for the supply of advanced services and to streamline the integration of the relevant technologies using this frequency. This temporary allocation will be cancelled depending on the results of the tender to allocate additional frequency spectrums to the cellular companies, which is due to be published at the end of this year. Pelephone decided, for reasons of its own, not to request a temporary allocation on this frequency spectrum at this time.

Section 3.9.5 - Announcement of a labor dispute

On June 6, 2018, Pelephone received notice from the New General Federation of Labor - Cellular, Internet and High-Tech Workers Union (“Histradrut”), of a labor dispute in accordance with the Settlement of Labor Disputes Law, 1957 and a strike/stoppage commencing on June 21, 2018 onwards. According to the notice, the matters in the dispute are the intention to make organizational and structural changes in Pelephone, including a merger and consolidation of activities etc. with the Company and/or its subsidiaries, a demand by the employees’ representatives to provide details and data on the planned organizational and structural changes and to hold the necessary consultations, and a demand to conduct negotiations for the signing of a collective labor agreement for the regulation of the rights of Pelephone’s employees, including the subject of a safety net, following the aforementioned organizational and structural changes. At this stage, the Company and/or Pelephone are unable to assess the implications deriving from this Notice.

Notably, on June 27, 2018, Pelephone received notice from the Histadrut that the additional notice concerning a labor dispute dated January 31, 2018 regarding organizational and structural changes and regarding an expansion of services and outsourcing, is cancelled in view of agreements that were reached and that the announcement of other labor disputes in Pelephone remain in force.

On this matter, see also the update to Section 1.7.2.

Section 3.14.3 – Site construction licensing

On October 24, 2018, the Planning and Building (Installation of Cellular Wireless Communication Access Installation) Regulations, 2018, were published. The regulations restrict and introduce additional conditions for the erection of a wireless access installation which is exempt from a building permit. Among other things, the additional regulations stipulate that the horizontal safety range for public health purposes will not be more than 4 meters, or 6 meters for a combination of wireless access installations belonging to more than one license holder or for a combination of wireless access installations for the same license holder, that broadcast on two different technologies one of which is New Generation technology. Among other things, the regulations also allow modifications to be made in an existing installation, to replace an existing installation with another installation or to relocate an existing installation, provided that after all these the same installation remains on the same building roof, or that replacement of the installation does not lead to a change in the number of installations on that roof, as applicable. The regulations also enable, in an expedited licensing process, the relocation of up to two existing installations to the roof of another building, and the erection of up to ten new installations by the same license holder in one calendar year. Moreover, the regulations stipulate that an installation will not be moved to the roof of a building on which there are already seven or more broadcasting installations, and a new installation will not be erected on a roof that has several broadcasting installations, unless the roof of the building is more than 500 sq.m. The regulations as they have been published significantly limit the possibility of making use of the building permit exemption track to position cellular access installations.

Section 3.16 – Legal proceedings

In April 2018, an action was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The main subject of the action is the allegation that Pelephone markets and sells repair services while requiring customers to commit to unreasonable periods of time and without the possibility in the agreement of canceling the transaction during the commitment period and/or of transferring the service to another cellular device. The petitioners do not explicitly state the amount of the action against the respondent, but estimate that the value of the loss caused to each class member by the inability to cancel the repair service before the end of the commitment period is hundreds of shekels each year for each class member.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

In November 2018, an action was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The subject of the action is the allegation that Pelephone allegedly breached its obligation to compensate its customers for a large-scale malfunction that occurred on its network on September 11-12, 2018, and in a manner that prevented most of the customers from receiving any appropriate compensation. The petitioner estimates the value of the damage caused to members of the class at NIS 200 million. Notably, a claim together with a certification motion for approximately NIS 43 million is pending against Pelephone, with respect to a malfunction on September 2, 2018. On these malfunctions, see also the update to Section 3.20.

Section 3.16.1 H - on a claim and motion for its certification as a class action which was filed against Pelephone in the Nazareth District Court, alleging that Pelephone fails to block access to foreign internet browsing services for its subscribers who did not purchase a package for web-browsing abroad or who asked for voluntary access to the surfing services, and that it charges these subscribers retroactively when they purchase a web-browsing package and after accumulating a debt for the surfing services. The plaintiff argues that Pelephone therefore practices unjust enrichment. On June 6, 2018, the court approved the plaintiff’s abandonment of the motion for certification as a class action, struck out the motion, dismissed the plaintiffs’ personal claim and instructed that the proceeding be closed without an order for legal costs.

Section 3.20 - Event or matter deviating from the normal course of the corporation’s business

Due to a malfunction that occurred while work was underway to upgrade and service the HLR system (which contains a dynamic database of the network subscribers), in September 2018 there were disruptions to the cellular network, that intermittently affected incoming and outgoing calls, text messages and Internet browsing for some Pelephone subscribers. These disruptions recurred several more times in September 2018 and Pelephone therefore restored use of the HLR system that preceded the upgrade and offered its customers a choice of various bonus alternatives.

4.	Bezeq International – International communications, Internet and NEP services

Section 4.8 – Human resources

On a collective labor agreement dated January 12, 2016 between Bezeq International and the New Histadrut Labor Federation and the workers committee of Bezeq International - on May 15, 2018, the validity of the agreement was extended for an additional year, until December 31, 2019.

Further to reports in relation to announcements in January 2018 regarding labor disputes in the Company and Pelephone with respect to the possible transfer of control in the Company (Sections 2.9 and 3.9 in the Periodic Report for 2017), it is noted that on that date, Bezeq International received similar notice.

On May 31, 2018, Bezeq International received notice from the New General Federation of Labor (“Histradrut”) - Cellular, Internet and Hitech Workers’ Union, of a labor dispute in accordance with the Settlement of Labor Disputes Law, 1957 and a strike commencing on June 15, 2018. According to the notice, the matters in the dispute are the intention to make organizational and structural changes in Bezeq International, including a merger and consolidation of activities, etc. with the Company and/or the Company’s subsidiaries, a demand by the employees’ representatives to provide details and data on the planned organizational and structural changes and to hold the necessary consultations, and a demand to conduct negotiations for the signing of a collective labor agreement for regulation of the rights of Bezeq International’s employees, including the subject of a safety net, following the aforementioned organizational and structural changes.

On this matter, see also the update to Section 1.7.2.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 4.13 – Legal proceedings

Subsection B - on a claim and motion for its recognition as a class action with respect to content filtering services - in April 2018, the court approved part of the action as a class action (the part relating to additional compensation of NIS 1,000 for each of the students using the website filtering software was struck out). Additionally, Bezeq International’s service provider was removed from the proceeding.

5.	DBS - Multi-channel television Satellite Services (1998) Ltd. (“DBS”)

Section 5.1.2 - Legislation, restrictions and special constraints in the segment of operations

Bill for the regulation of content providers - in July 2018, a Memorandum of the Communications (Telecommunications and Services) (Regulation of Content Providers) Law, (Amendment no. __), 2018, (“the Memorandum”), was published. According to the Memorandum, the purpose of and need for the Bill are changes in the format of regulations in the multi-channel television market and adapting it to technological developments so that they will apply to the providers of audio-visual content that transmit content to the Israeli public, from a certain volume of revenues, unrelated to the type of technology used for transmitting the content, while encouraging competition and reducing the regulatory burden. At this initial stage, DBS is unable to estimate the overall ramifications stemming from the Memorandum. It is stipulated that the legislative process is still in its early stages and there is no certainty that the Memorandum will develop into binding legislation in its proposed version or at all.

Section 5.8.2 - Terminal satellite equipment

In April 2018, Altech, the manufacturer of Zapper HD decoders and 4K PVR decoders which DBS purchases from Draco and OSI, announced its intention of discontinuing its decoder manufacturing activity in November 2018, and in May 2018 it announced that it will not supply some of the existing orders of decoders to Draco and OSI.

In July 2018, an agreement was signed between DBS, Altech, Draco and OSI (to which a corporation that indirectly controls Altech added a “backup” undertaking for the obligations of Altech) which includes, among other things, regulation of the transfer of intellectual property rights in connection with the Zapper HD decoders and 4K PVR decoders to DBS and substitute manufacturer/s as well as an additional undertaking by Altech in connection with the aforementioned decoder orders and the commencement of the manufacture of these decoders by the substitute manufacturer/s. The agreement also cancels the previous supply agreements for decoders of these models and includes a general and reciprocal waiver by the parties of arguments and claims in connection with the two aforementioned decoder models and their supply agreements.

Additionally, in July 2018, DBS signed two supply agreements between DBS, an alternative set-top box (STB) manufacturer (Skardin Industrial Corp. - “Skardin”), and OSI. Under these agreements, Skardin will manufacture and OSI will import, sell and supply to DBS, Zapper HD decoders and 4K PVR decoders as a substitute for Altech’s production.

The deployment in this section concerning the expected discontinuation of Altech’s manufacturing activity with respect to DBS’s requirements until decoders can be obtained from a substitute manufacturer and with respect to the losses that DBS might sustain, if and to the extent that there is no continuous supply of the decoders, is forward-looking information according to its definition in the Securities Law, which is based, inter alia, on the information provided to DBS by Altech, Skardin, Draco and OSI, and on DBS’s assessments with respect to its requirements and the feasibility of Skardin actually manufacturing the decoders, as well as with respect to the estimated timing of the sale and supply of these alternative decoders to DBS by Draco and OSI. Consequently, these estimates may not materialize, or may materialize differently than expected, in part depending on conditions relating to Altech (including its ability to meet its undertakings in connection with the assistance for the substitute manufacturer and transfer of the intellectual property), Skardin and OSI, and the conditions that could affect the materialization and timing of the chain of supply and manufacture of the decoders, as well as the needs of the market in which DBS operates.

Section 5.8.5 - Operating and encryption systems

In May 2018, Cisco informed DBS of the sale of its activity for serving multi-channel providers to a third party, and in October 2018 DBS received notice that the sale of this activity had been completed. DBS is reviewing the significance of this matter, taking note of its agreements with Cisco and the relevant activity.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 5.10.2

On August 7, 2018, DBS signed a long-term agreement with the Sports Channel Ltd. (“Sports Channel”) in which the Sports Channel will provide DBS with National channels produced by it as well as other channels that it will produce in the future, including for broadcasting on OTT platforms.

The consideration to which the Sports Channel will be entitled is based mainly on a fixed monthly payment in accordance with the number of subscribers to DBS broadcasts.

Notably, DBS also has a long-term agreement with Charlton Ltd. (“Charlton”) in which Charlton will provide DBS with the sports channels that it produces, including for broadcasting on OTT platforms. The consideration to which Charlton is entitled is fixed payment based on the number of subscribers to the channels, but will not be less than a defined amount.

Section 5.11 – Human resources

On August 1, 2018, the CEO of Pelephone, Mr. Ran Guron, took up office as the CEO of DBS (in addition to his position as the CEO of Pelephone), replacing Mr. Ron Eilon.

Section 5.11.3 - Benefits and the nature of employment agreements

In June 2018, the National Labor Federation declared a labor dispute. According to the Federation’s announcement, the issues in dispute are the intention to make organizational and structural changes in DBS, including a merger and consolidation of operations with the Company or with its subsidiaries, a lack of good faith reflected by not providing information and actually implementing structural changes without conducting the required consultation and negotiations as required by law within the framework of the collective labor dialog.

On this matter, see also the update to Section 1.7.2.

Section 5.15.10 - Regulation of the transmission of video content via the Internet

On a memorandum relating to the application of regulations to the providers of audio-visual content in Israel, see the update to Section 5.1.2.

Sections 5.16.2 and 5.16.4 - Space segment leasing agreement

In April 2018, a space segment leased by DBS was replaced following an amendment to the 2017 agreement, where the replacement period was extended to September 2019.

In April 2018, Spacecom announced that it had received a letter from a government entity whereby “government entities intend to take action to launch and operate a communications satellite through Israel Aerospace Industries to a point in the sky at 40W (Israel’s national air space), consistent with their requirements”. Spacecom further noted that it is unable to estimate the feasibility and chances of launching this satellite. In July 2018, Spacecom announced that it is continuing to examine several options for building Amos 8, including possible cooperation with the Israeli government. Any delay in positioning the Amos 8 satellite will have repercussions for DBS with respect to the number of space segments available to it and in view of the fact that beyond the period in which it was agreed that the space segments would be leased from just one satellite, there will be an additional period.

In September 2018, Spacecom announced that the agreement in which it engaged to manufacture the Amos 8 satellite (mentioned in footnote no. 71) will not take effect and will be cancelled, and that it is working to advance the Amos 8 satellite in the best possible manner, and is reviewing the feasibility of several options open to it, including cooperation with the Israeli government. DBS estimates that cancellation of this agreement could lead to a delay in the commencement of activity by the Amos 8 satellite as against the date specified in this agreement.

Further to Spacecom’s notice to DBS and its announcement that it is examining various options with respect to the construction of Amos 8, that may require changes in the agreement between DBS and Spacecom, a special independent committee of Bezeq’s Board of Directors was appointed to review the various options open to DBS, as part of the existing agreement or its amendment. The committee was authorized to be actively involved in negotiating independently with Spacecom regarding an amendment to the existing agreement, and also to formulate and submit its recommendations with respect to amending the agreement, if at all, to the Audit Committee and Board of Directors of Bezeq.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 5.17 – Pending legal proceedings

Subsection A - motion to certify a class action relating to electricity consumption by the broadcasting equipment on apartment buildings that belongs to DBS - on July 31, 2018, the court approved conducting the action as a class action and it determined that there are ostensible grounds for representatives of the apartments in the buildings in which the representatives signed any forms in which there is no explicit agreement, to pay the cost of a monthly charge for communal electricity consumption by the broadcasting equipment. Further to the parties’ request, on September 26, 2018, the Supreme Court approved deferring the date for filing motions for permission to appeal the decision to January 1, 2019.

Subsection C - Allegation regarding discrimination of DBS customers - in its decision dated March 27, 2018, on motions to approve procedural arrangements, the court ruled that proceedings against all the communications companies, including the television companies and the motions against DBS, will be heard jointly and it established court proceedings for clarifying the motions for certification. Furthermore, and after the parties to the proceeding submitted their summaries to the court, on July 11, 2018, a hearing took place on all the motions for certification against all the communications companies, in which the court recommended that the plaintiffs should consider withdrawing from the motions for certification with compensation, and it ruled that to the extent that no recommendation is received by September 2018, the court will rule on the motions for certification. The plaintiffs did not file notice by the appointed time, and the court is therefore expected to make a decision on the motions for certification.

Subsection D - claim concerning the automatic renewal of fixed-period transactions while charging customers unilaterally and without their consent - in May 2018, in accordance with a court ruling, the compromise settlement reached by the parties and the motion for its certification were published in the press and on the Internet. According to the main points of the settlement, DBS will open a designated channel for those entitled to the benefit for three months.

Subsection F - class action on the discontinuation of broadcasts of the Children’s Channel - on April 11, 2018, the Council informed the applicant in response to her request that it rejects her arguments whereby there is a period in which no worthy alternative was provided for the discontinued Children’s Channel. On May 28, 2018, the applicant’s attorney filed an “agreed motion to strike out the motion for certification” and on that same day the court issued its ruling in which it determined that the applicant must file a motion for abandonment in accordance with Section 16 of the Class Actions Law. Subsequently, on July 13, 2018, a court ruling was issued in which, if the applicant does not file a motion for abandonment by July 31, 2018, the court will consider setting a date for a hearing and charging the applicant costs. On August 19, 2018, the court issued its ruling in which the applicant failed to act in accordance with the court’s decision of May 28, 2018, and a hearing was scheduled for December 31, 2018. On October 4, 2018, the court approved the plaintiff’s abandonment of the action.

Subsection H - On a motion to certify a class action in connection with a transaction between the Company and Eurocom DBS Ltd. - see the update to Section 2.18 J.

Subsection I - On various motions to disclose documents prior to filing a motion for certification of a derivative claim under Section 198(a) of the Companies Law, which was filed subsequent to the ISA investigation, see the update to Section 2.18 K.

Subsection J - On a motion to certify a class action which was filed in the USA - see the update to Section 2.18 L.

November 19, 2018
Date	Bezeq – The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:

Shlomo Rodav, Chairman of the Board of Directors

Dudu Mizrahi, CEO